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November 15, 2010	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

File No. 038229-0150
VIA EDGAR AND FEDERAL EXPRESS
Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BioMed Realty Trust, Inc. BioMed Realty, L.P. Amendment No. 1 to Registration Statement on Form S-4 Filed October 4, 2010 File No. 333-168968
Dear Ms. Gowetski:
     We are in receipt of the Staff’s letter dated October 22, 2010 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “S-4”). We are responding to the Staff’s comments on behalf of BioMed Realty Trust, Inc. (the “General Partner”), and BioMed Realty, L.P. (the “Operating Partnership” and together with the General Partner, “BioMed” or the “Company”) as set forth below. Simultaneously with the filing of this letter, BioMed is submitting (by EDGAR) Amendment No. 2 to the S-4 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff supplementally. The responses in this letter are based on representations made by BioMed to Latham & Watkins LLP for the purpose of preparing this letter.
     BioMed’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned

November 15, 2010

to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and BioMed’s responses for each item below.
Item 21. Exhibits and Financial Statement Schedules, page II-2
Exhibit 5.1
1.	We note your response to comment 4 in our letter dated September 16, 2010 and the revisions made to the final paragraph of the opinion. We further note, however, that the opinion continues to place limitations on reliance. Please note that it is inappropriate to place limitations on who may rely upon the opinion and the manner in which they may rely. Please have counsel revise the opinion accordingly or advise.
     Response: The final paragraph of the Exhibit 5.1 opinion has been revised in accordance with the Staff’s comment to eliminate the limitations on reliance.
* * *

Number 15, 2010

     Any comments or questions regarding the foregoing should be directed to Robert Steenblik at (858) 523-3929 or the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Craig M. Garner
Craig M. Garner
of LATHAM & WATKINS LLP
Enclosures
cc:	Erin E. Martin, Securities and Exchange Commission
William Demarest, Securities and Exchange Commission
Eric McPhee, Securities and Exchange Commission
Alan D. Gold, BioMed Realty Trust, Inc.
Divakar Gupta, Latham & Watkins LLP